Exhibit 99

Supplemental Discussion of Pro forma Harrah’s Operating Company Results

On January 28, 2008, Harrah’s Entertainment was acquired by affiliates of Apollo Global Management, LLC (“Apollo”) and TPG Capital, LP (“TPG”) in an all cash transaction, hereinafter referred to as the “Merger,” A substantial portion of the financing of the Merger is comprised of bank and bond financing obtained by Harrah’s Operating Company, Inc. (“HOC”), a wholly-owned subsidiary of Harrah’s Entertainment. This financing is neither secured nor guaranteed by Harrah’s Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $6.5 billion of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide pro forma information pertaining solely to the consolidated financial position and results of operations of HOC and its subsidiaries.

In connection with the CMBS financing for the Merger, HOC spun off to Harrah’s Entertainment the following casino properties and related operating assets: Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Showboat Atlantic City, Harrah’s Lake Tahoe, Harveys Lake Tahoe and Bill’s Lake Tahoe. We refer to this spin-off as the “CMBS Spin-Off.” Upon receipt of regulatory approvals that were requested prior to the closing of the Merger, in May 2008, Paris Las Vegas and Harrah’s Laughlin and their related operating assets were spun out of HOC to Harrah’s Entertainment and Harrah’s Lake Tahoe, Harveys Lake Tahoe, Bill’s Lake Tahoe and Showboat Atlantic City and their related operating assets were transferred to HOC from Harrah’s Entertainment. We refer to this spin-off and transfer as the “Post-Closing CMBS Transaction.”

We refer to the CMBS Spin-Off and the Post-Closing CMBS Transaction as the “CMBS Transactions.”

Additionally, in connection with the CMBS Transactions and the Merger, London Clubs and its subsidiaries, with the exception of the subsidiaries related to London Clubs South Africa operations, became subsidiaries of HOC. The South African subsidiaries became subsidiaries of HOC in second quarter 2008. We refer to these transfers collectively as “the London Clubs Transfer.”

OPERATING RESULTS AND DEVELOPMENT PLANS FOR HOC

The results of operations and other financial information included in this section are adjusted to reflect the pro forma effect of the CMBS Transactions as if they had occurred on January 1, 2007. Pro forma adjustments relate primarily to the removal of the historical results of the CMBS properties after giving effect to the Post-Closing CMBS Transaction and other direct subsidiaries of Harrah’s Entertainment and do not include acquisition and financing adjustments and allocations of certain unallocated corporate costs that are being allocated to each group subsequent to the Merger. We believe that this is the most meaningful way to comment on HOC’s results of operations.

Overall HOC Results

The following tables represent HOC’s pro forma condensed combined balance sheet as of September 30, 2008, and its pro forma condensed combined statements of operations for the three-month periods ended September 30, 2008 and 2007, taking into consideration the CMBS Transactions and the London Clubs Transfer. Additionally, the statement of operations for the nine months ended September 30, 2008, presents HOC’s results combined for the successor and predecessor periods.

Harrah’s Operating Company, Inc.

Unaudited Condensed Pro Forma Combined Balance Sheet

As of September 30, 2008

(In millions)	Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)
ASSETS
Current assets
Cash and cash equivalents	$1,005.9	$(223.0)	$782.9
Receivables, net of allowance for doubtful accounts	405.3	(92.9)	312.4
Deferred income taxes	145.4	(22.2)	123.2
Prepayments and other	239.7	(90.6)	149.1
Inventories	70.3	(16.9)	53.4

Total current assets	1,866.6	(445.6)	1,421.0

Land, buildings, riverboats and equipment, net of accumulated depreciation	18,272.6	(5,662.6)	12,610.0
Assets held for sale	50.6	—	50.6
Goodwill and intangible assets	15,587.1	(4,550.6)	11,036.5
Deferred costs and other	1,235.4	(357.0)	878.4
Intercompany receivables	—	—	—

	$37,012.3	$(11,015.8)	$25,996.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$403.1	$(93.9)	$309.2
Accrued expenses	1,547.4	(339.9)	1,207.5
Current portion of long-term debt	84.0	(0.2)	83.8

Total current liabilities	2,034.5	(434.0)	1,600.5
Long-term debt	24,130.2	(6,500.2)	17,630.0
Intercompany notes	—	—	—
Liabilities held for sale	0.7	—	0.7
Deferred credits and other	461.5	20.5	482.0
Deferred income taxes	4,513.0	(1,365.6)	3,147.4

	31,139.9	(8,279.3)	22,860.6

Minority interests	57.3	(5.3)	52.0
Preferred stock	2,206.2	(2,206.2)	—
Stockholders’ equity	3,608.9	(525.0)	3,083.9

	$37,012.3	$(11,015.8)	$25,996.5

(1)	Represents the financial information of Harrah’s Entertainment.
(2)	Represents the removal of (i) the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties, and (ii) account balances at Harrah’s Entertainment.
(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Successor)

Unaudited Condensed Pro Forma Combined Statement of Operations

For the Three Months Ended

September 30, 2008

(In millions)	Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)
Revenues
Casino	$2,130.1	$(424.2)	$1,705.9
Food and beverage	427.6	(152.8)	274.8
Rooms	316.7	(128.8)	187.9
Management fees	16.6	—	16.6
Other	181.9	(31.7)	150.2
Less: casino promotional allowances	(427.0)	117.1	(309.9)

Net revenues	2,645.9	(620.4)	2,025.5

Operating expenses
Direct
Casino	1,129.4	(203.2)	926.2
Food and beverage	178.1	(73.7)	104.4
Rooms	64.9	(29.6)	35.3
Property general, administrative and other	631.8	(136.6)	495.2
Depreciation and amortization	152.0	(37.9)	114.1
Write-downs, reserves and recoveries	46.8	(19.6)	27.2
Project opening costs	16.3	(0.3)	16.0
Corporate expense	34.7	(16.4)	18.3
Merger and integration costs	1.0	—	1.0
Equity in losses on interests in nonconsolidated affiliates	2.5	(0.1)	2.4
Amortization of intangible assets	38.8	(12.2)	26.6

Total operating expenses	2,296.3	(529.6)	1,766.7

Income from operations	349.6	(90.8)	258.8
Interest expense, net of interest capitalized	(533.4)	98.9	(434.5)
Gain on early extinguishment of debt	7.4	—	7.4
Other income, including interest income	7.2	(3.2)	4.0

Loss before income taxes and minority interests	(169.2)	4.9	(164.3)
Income tax benefit	46.0	3.6	49.6
Minority interests	(7.2)	1.5	(5.7)

Loss from continuing operations	$(130.4)	$10.0	$(120.4)

(1)	Represents the financial information of Harrah’s Entertainment.
(2)	Represents the financial information of (i) all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties, and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc.

Unaudited Condensed Pro Forma Combined Statement of Operations

For the Three Months Ended

September 30, 2007

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Transactions(4)	London Clubs Transfer(5)	HOC Restructured
Revenues
Casino	$2,333.6	$(90.2)	$2,243.4	$(451.4)	$90.2	$1,882.2
Food and beverage	445.1	(13.3)	431.8	(160.5)	13.3	284.6
Rooms	341.6	(0.7)	340.9	(139.2)	0.7	202.4
Management fees	20.5	(0.1)	20.4	—	0.1	20.5
Other	184.8	(3.5)	181.3	(65.0)	2.4	118.7
Less: casino promotional allowances	(485.3)	5.5	(479.8)	130.5	(5.5)	(354.8)

Net revenues	2,840.3	(102.3)	2,738.0	(685.6)	101.2	2,153.6

Operating expenses
Direct
Casino	1,195.9	(66.2)	1,129.7	(208.6)	66.2	987.3
Food and beverage	194.3	(11.9)	182.4	(77.9)	11.9	116.4
Rooms	67.0	(0.3)	66.7	(29.4)	0.3	37.6
Property general, administrative and other	592.7	(25.7)	567.0	(153.8)	14.6	427.8
Depreciation and amortization	206.8	(3.1)	203.7	(52.3)	3.1	154.5
Write-downs, reserves and recoveries	(54.5)	—	(54.5)	(1.0)	—	(55.5)
Project opening costs	4.8	(4.6)	0.2	—	4.6	4.8
Corporate expense	37.6	—	37.6	(9.7)	—	27.9
Merger and integration costs	0.7	—	0.7	—	—	0.7
Equity in losses/(income) of nonconsolidated affiliates	0.1	(0.9)	(0.8)	—	0.9	0.1
Amortization of intangible assets	17.7	—	17.7	(0.1)	—	17.6

Total operating expenses	2,263.1	(112.7)	2,150.4	(532.8)	101.6	1,719.2

Income/(loss) from operations	577.2	10.4	587.6	(152.8)	(0.4)	434.4
Interest expense, net of interest capitalized	(216.1)	3.9	(212.2)	—	(3.9)	(216.1)
(Loss)/gain on early extinguishment of debt	(2.0)	2.0	—	—	(2.0)	(2.0)
Other income, including interest income	4.9	(0.4)	4.5	0.4	0.4	5.3

Income/(loss) before income taxes and minority interests	364.0	15.9	379.9	(152.4)	(5.9)	221.6
(Provision)/benefit for income taxes	(137.4)	(3.2)	(140.6)	54.1	3.7	(82.8)
Minority interests	(6.0)	1.5	(4.5)	1.4	(1.5)	(4.6)

Income/(loss) from continuing operations	$220.6	$14.2	$234.8	$(96.9)	$(3.7)	$134.2

(1)	Represents the historical financial information of Harrah’s Entertainment.
(2)	Represents the historical financial information of (i) all subsidiaries of Harrah’s Entertainment that have historically not been a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the historical financial information of HOC.
(4)	Reflects the removal of the historical operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The historical operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS transactions reflect the push-down of corporate expense of $7.3 million that was unallocated at September 30, 2007. Following the Merger, many of these services will continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.
(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

Harrah’s Operating Company, Inc. (Predecessor)

Unaudited Condensed Pro Forma Combined Statement of Operations

For the Period from January 1, 2008

Through January 27, 2008

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Transactions(4)	London Clubs Transfer(5)	HOC Restructured
Revenues
Casino	$614.6	$(29.5)	$585.1	$(116.4)	$29.5	$498.2
Food and beverage	118.4	(4.7)	113.7	(41.1)	4.7	77.3
Rooms	96.4	(0.4)	96.0	(40.4)	0.4	56.0
Management fees	5.0	(0.1)	4.9	—	0.1	5.0
Other	42.7	(1.4)	41.3	(14.4)	1.1	28.0
Less: casino promotional allowances	(117.0)	1.8	(115.2)	30.0	(1.8)	(87.0)

Net revenues	760.1	(34.3)	725.8	(182.3)	34.0	577.5

Operating expenses
Direct
Casino	340.6	(24.5)	316.1	(55.4)	24.5	285.2
Food and beverage	50.5	(1.8)	48.7	(20.2)	1.8	30.3
Rooms	19.6	(0.2)	19.4	(8.9)	0.2	10.7
Property general, administrative and other	178.2	(2.0)	176.2	(42.0)	7.5	141.7
Depreciation and amortization	63.5	(1.6)	61.9	(16.0)	1.6	47.5
Write-downs, reserves and recoveries	4.7	—	4.7	(4.5)	—	0.2
Project opening costs	0.7	(0.7)	—	—	0.7	0.7
Corporate expense	8.5	—	8.5	(34.7)	—	(26.2)
Merger and integration costs	125.6	—	125.6	—	—	125.6
Equity in income of nonconsolidated affiliates	(0.5)	—	(0.5)	—	—	(0.5)
Amortization of intangible assets	5.5	(0.2)	5.3	—	0.2	5.5

Total operating expenses	796.9	(31.0)	765.9	(181.7)	36.5	620.7

Loss from operations	(36.8)	(3.3)	(40.1)	(0.6)	(2.5)	(43.2)
Interest expense, net of interest capitalized	(89.7)	—	(89.7)	—	—	(89.7)
Loss on early extinguishments of debt	—	—	—	—	—	—
Other income, including interest income	1.1	(3.3)	(2.2)	4.0	3.3	5.1

(Loss)/income before income taxes and minority interests	(125.4)	(6.6)	(132.0)	3.4	0.8	(127.8)
Benefit/(provision) for income taxes	26.0	(4.1)	21.9	(1.2)	0.9	21.6
Minority interests	(1.6)	0.9	(0.7)	0.2	(0.9)	(1.4)

(Loss)/income from continuing operations	$(101.0)	$(9.8)	$(110.8)	$2.4	$0.8	$(107.6)

(1)	Represents the financial information of Harrah’s Entertainment.
(2)	Represents the historical financial information of (i) all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the historical financial information of HOC.
(4)	Reflects the removal of the historical operating results of the CMBS properties, pursuant to the CMBS Transfers in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The historical operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS transactions reflect the push-down of corporate expense of $34.7 million that was unallocated at January 27, 2008. Following the Merger, many of these services will continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.
(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

Harrah’s Operating Company, Inc. (Successor)

Unaudited Condensed Pro Forma Combined Statement of Operations

For the Period from January 28, 2008

Through September 30, 2008

(In millions)	Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)
Revenues
Casino	$5,653.2	$(1,152.1)	$4,501.1
Food and beverage	1,160.2	(426.8)	733.4
Rooms	894.2	(375.4)	518.8
Management fees	45.8	—	45.8
Other	462.4	(82.4)	380.0
Less: casino promotional allowances	(1,127.3)	313.1	(814.2)

Net revenues	7,088.5	(1,723.6)	5,364.9

Operating expenses
Direct
Casino	3,037.1	(542.8)	2,494.3
Food and beverage	486.1	(203.9)	282.2
Rooms	179.4	(81.7)	97.7
Property general, administrative and other	1,619.0	(372.6)	1,246.4
Depreciation and amortization	452.4	(112.0.)	340.4
Write-downs, reserves and recoveries	(61.8)	(47.1)	(108.9)
Project opening costs	26.3	(1.3)	25.0
Corporate expense	95.9	(7.4)	88.5
Merger and integration costs	23.1	—	23.1
Equity in losses on interests of nonconsolidated affiliates	1.3	(0.1)	1.2
Amortization of intangible assets	119.2	(39.8)	79.4

Total operating expenses	5,978.0	(1,408.7)	4,569.3

Income/(loss) from operations	1,110.5	(314.9)	795.6
Interest expense, net of interest capitalized	(1,469.4)	261.2	(1,208.2)
Loss on early extinguishments of debt	(203.9)	—	(203.9)
Other income, including interest income	18.7	(3.2)	15.5

Loss before income taxes and minority interests	(544.1)	(56.9)	(601.0)
Benefit for income taxes	147.7	39.0	186.7
Minority interests	(6.2)	4.6	(1.6)

Loss from continuing operations	$(402.6)	$(13.3)	$(415.9)

(1)	Represents the financial information of Harrah’s Entertainment.
(2)	Represents the financial information of (i) all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties, and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc.

Unaudited Condensed Pro Forma Combined Statement of Operations

For the Nine Months Ended

September 30, 2007

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Transactions(4)	London Clubs Transfer(5)	HOC Restructured
Revenues
Casino	$6,686.7	$(199.6)	$6,487.1	$(1,315.8)	$199.6	$5,370.9
Food and beverage	1,299.1	(25.5)	1,273.6	(476.4)	25.5	822.7
Rooms	1,035.9	(1.9)	1,034.0	(431.3)	1.9	604.6
Management fees	64.2	(0.4)	63.8	—	0.4	64.2
Other	525.1	(7.4)	517.7	(182.6)	4.9	340.0
Less: casino promotional allowances	(1,413.3)	10.4	(1,402.9)	375.2	(10.4)	(1,038.1)

Net revenues	8,197.7	(224.4)	7,973.3	(2,030.9)	221.9	6,164.3

Operating expenses
Direct
Casino	3,444.8	(152.2)	3,292.6	(608.2)	152.2	2,836.6
Food and beverage	553.7	(20.3)	533.4	(231.1)	20.3	322.6
Rooms	201.1	(0.9)	200.2	(90.2)	0.9	110.9
Property general, administrative and other	1,795.4	(72.2)	1,723.2	(459.0)	32.7	1,296.9
Depreciation and amortization	601.4	(7.8)	593.6	(151.4)	7.8	450.0
Write-downs, reserves and recoveries	(83.0)	—	(83.0)	(4.5)	—	(87.5)
Project opening costs	22.1	(13.5)	8.6	(2.1)	13.5	20.0
Corporate expense	97.7	(0.1)	97.6	(28.7)	—	68.9
Merger and integration costs	8.3	—	8.3	—	—	8.3
Equity in income of nonconsolidated affiliates	(3.6)	0.5	(3.1)	—	(0.5)	(3.6)
Amortization of intangible assets	53.5	—	53.5	(0.4)	—	53.1

Total operating expenses	6,691.4	(266.5)	6,424.9	(1,575.6)	226.9	5,076.2

Income/(loss) from operations	1,506.3	42.1	1,548.4	(455.3)	(5.0)	1,088.1
Interest expense, net of interest capitalized	(578.4)	9.0	(569.4)	—	(9.0)	(578.4)
Loss on early extinguishment of debt	(2.0)	2.0	—	—	(2.0)	(2.0)
Other income, including interest income	28.7	(0.7)	28.0	1.8	0.8	30.6

Income/(loss) before income taxes and minority interests	954.6	52.4	1,007.0	(453.5)	(15.2)	538.3
Provision for income taxes	(354.1)	(1.7)	(355.8)	158.1	2.4	(195.3)
Minority interests	(17.2)	1.5	(15.7)	4.8	(1.5)	(12.4)

Income/(loss) from continuing operations	$583.3	$52.2	$635.5	$(290.6)	$(14.3)	$330.6

(1)	Represents the financial information of Harrah’s Entertainment.
(2)	Represents the financial information of (i) all subsidiaries of Harrah’s Entertainment that have historically not been a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the historical financial information of HOC.
(4)	Reflects the removal of the historical operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The historical operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS transactions reflect the push-down of corporate expense of $19.0 million that was unallocated at June 30, 2007. Following the Merger, many of these services will continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.
(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

Harrah’s Operating Company, Inc. (Successor)

Unaudited Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 28, 2008

Through September 30, 2008

(In millions)	Historical Harrah’s Entertainment (1)	CMBS and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)
Cash flows provided by operating activities	$660.8	$(158.4)	$502.4

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(966.9)	124.7	(842.2)
Insurance proceeds for hurricane losses from asset recovery	181.4	—	181.4
Payment for Merger	(17,490.2)	17,490.2	—
Investments in and advances to nonconsolidated affiliates	(5.9)	—	(5.9)
Proceeds from other asset sales	4.6	(0.2)	4.4
Increase in construction payables	1.9	5.4	7.3
Other	(31.4)	5.1	(26.3)

Cash flows used in investing activities	(18,306.5)	17,625.2	(681.3)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	20,101.2	(6,329.9)	13,771.3
Repayments under lending agreements	(5,834.8)	(0.2)	(5,835.0)
Early extinguishments of debt	(1,941.5)	—	(1,941.5)
Premiums paid on early extinguishments of debt	(225.9)	—	(225.9)
Scheduled debt retirements	(6.5)	—	(6.5)
Equity contribution from buyout	6,007.0	(6,007.0)	—
Minority interests’ contributions, net	(7.6)	4.3	(3.3)
Proceeds from the exercises of stock options	—	2.4	2.4
Excess tax benefit from stock equity plans	(50.5)	50.5	—
Other	(2.3)	0.1	(2.2)
Transfers from affiliates	—	(5,232.7)	(5,232.7)

Cash flows provided by/(used in) financing activities	18,039.1	(17,512.5)	526.6

Cash flows from discontinued operations
Cash flows from operating activities	1.6	—	1.6
Cash flows from investing activities	—	—	—

Cash flows provided by discontinued operations	1.6	—	1.6

Net increase in cash and cash equivalents	395.0	(45.7)	349.3
Cash and cash equivalents, beginning of period	610.9	(177.3)	433.6

Cash and cash equivalents, end of period	$1,005.9	$(223.0)	$782.9

(1)	Represents the financial information of Harrah’s Entertainment.
(2)	Represents the financial information of (i) all subsidiaries of Harrah’s Entertainment that are not a component of HOC; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Predecessor)

Unaudited Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 1, 2008

Through January 27, 2008

(In millions)	Harrah’s Entertainment(1)	Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Spin-Off(4)	London Clubs Transfer(5)	HOC Restructured
Cash flows provided by/(used in) operating activities	$7.2	$(69.3)	$(62.1)	$(1.7)	$14.0	$(49.8)

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(117.4)	18.3	(99.1)	26.6	(11.1)	(83.6)
Payments for businesses acquired, net of cash acquired	0.1	(0.1)	—	—	0.1	0.1
Proceeds from other asset sales	3.1	—	3.1	(3.0)	—	0.1
(Decrease)/increase in construction payables	(8.2)	—	(8.2)	10.9	—	2.7
Other	(1.7)	—	(1.7)	0.5	—	(1.2)

Cash flows (used in)/provided by investing activities	(124.1)	18.2	(105.9)	35.0	(11.0)	(81.9)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	11,316.3	—	11,316.3	—	—	11,316.3
Repayments under lending agreements	(11,288.8)	0.2	(11,288.6)	—	—	(11,288.6)
Early extinguishments of debt	(87.7)	—	(87.7)	—	—	(87.7)
Minority interests’ distributions, net of contributions	(1.6)	—	(1.6)	—	—	(1.6)
Proceeds from exercises of stock options	2.4	(2.4)	—	—	—	—
Excess tax benefit from stock equity plans	77.5	(77.5)	—	—	—	—
Transfers (to)/from affiliates	—	112.2	112.2	10.2	10.9	133.3
Other	(0.8)	—	(0.8)	—	—	(0.8)

Cash flows provided by/(used in) financing activities	17.3	32.5	49.8	10.2	10.9	70.9

Cash flows from discontinued operations
Cash flows from operating activities	0.5	—	0.5	—	—	0.5
Cash flows from investing activities	—	—	—	—	—	—

Cash flows provided by discontinued operations	0.5	—	0.5	—	—	0.5

Net (decrease)/increase in cash and cash equivalents	(99.1)	(18.6)	(117.7)	43.5	13.9	(60.3)
Cash and cash equivalents, beginning of period	710.0	(137.2)	572.8	(132.7)	53.8	493.9

Cash and cash equivalents, end of period	$610.9	$(155.8)	$455.1	$(89.2)	$67.7	$433.6

(1)	Represents the historical financial information of Harrah’s Entertainment.
(2)	Represents the historical financial information of (i) all subsidiaries of Harrah’s Entertainment that have historically not been a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the historical financial information of HOC.
(4)	Reflects the removal of the historical operating results of the CMBS properties, pursuant to the CMBS Transfers in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The historical operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. Following the Merger, many of these services will continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.
(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

Harrah’s Operating Company, Inc.

Unaudited Condensed Pro Forma Combined Statement of Cash Flows

For the Nine Months Ended

September 30, 2007

(In millions)	Harrah’s Entertainment(1)	Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Transactions(4)	London Clubs Transfer(5)	HOC Restructured
Cash flows provided by/(used in) operating activities	$1,184.9	$574.4	$1,759.3	$(429.0)	$(592.4)	$737.9

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(1,035.8)	54.4	(981.4)	311.2	(54.4)	(724.6)
Insurance proceeds for hurricane losses from asset recovery	116.2	—	116.2	—	—	116.2
Payment for businesses acquired, net of cash acquired	(579.6)	4.1	(575.5)	—	(4.1)	(579.6)
Investments in and advances to nonconsolidated affiliates	(0.8)	(1.0)	(1.8)	—	1.0	(0.8)
Proceeds from other asset sales	95.8	—	95.8	(2.2)	—	93.6
(Decrease)/increase in construction payables	(15.1)	—	(15.1)	(14.1)	—	(29.2)
Other	(76.2)	—	(76.2)	4.0	—	(72.2)

Cash flows (used in)/provided by investing activities	(1,495.5)	57.5	(1,438.0)	298.9	(57.5)	(1,196.6)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	23,607.8	(51.4)	23,556.4	—	51.4	23,607.8
Repayments under lending agreements	(22,263.9)	1.4	(22,262.5)	—	(1.4)	(22,263.9)
Scheduled debt retirements	(1,001.7)	—	(1,001.7)	—	—	(1,001.7)
Early extinguishments of debt	(120.1)	120.1	—	—	(120.1)	(120.1)
Dividends paid	(224.2)	—	(224.2)	—	—	(224.2)
Proceeds from exercises of stock options	71.3	—	71.3	—	—	71.3
Excess tax benefit from stock equity plans	32.4	—	32.4	—	—	32.4
Minority interests’ distributions, net	(12.8)	—	(12.8)	5.5	—	(7.3)
Other	(1.6)	—	(1.6)	0.1	—	(1.5)
Transfers (to)/from affiliates	—	(745.6)	(745.6)	171.2	745.6	171.2

Cash flows provided by/(used in) financing activities	87.2	(675.5)	(588.3)	176.8	675.5	264.0

Cash flows from discontinued operations
Cash flows from operating activities	78.7	—	78.7	—	—	78.7
Cash flows from investing activities	(0.2)	—	(0.2)	—	—	(0.2)

Cash flows provided by discontinued operations	78.5	—	78.5	—	—	78.5

Net (decrease)/increase in cash and cash equivalents	(144.9)	(43.6)	(188.5)	46.7	25.6	(116.2)
Cash and cash equivalents, beginning of period	799.6	(89.7)	709.9	(158.2)	23.7	575.4

Cash and cash equivalents, end of period	$654.7	$(133.3)	$521.4	$(111.5)	$49.3	$459.2

(1)	Represents the historical financial information of Harrah’s Entertainment.
(2)	Represents the historical financial information of (i) all subsidiaries of Harrah’s Entertainment that have historically not been a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the historical financial information of HOC.
(4)	Reflects the removal of the historical operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The historical operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology.
(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

In accordance with Generally Accepted Accounting Principles, we have separated our historical financial results for the Successor period and the Predecessor period; however, we have also combined the Successor and Predecessor periods results for the six months ended September 30, 2008, in the presentations below because we believe that it enables a meaningful presentation and comparison of results.

Overall Summary Statement Of Operations Information for HOC

Quarter Results	Successor	Predecessor	Percentage Increase/ (Decrease)
	Third Quarter Ended
(In millions)	Sept. 30, 2008	Sept. 30, 2007
Casino revenues	$1,705.9	$1,882.2	(9.4)%
Total revenues	2,025.5	2,153.6	(5.9)%
Income from operations	258.8	434.4	(40.4)%
(Loss)/income from continuing operations	(120.4)	134.2	N/M
Operating margin	12.8%	20.2%	(7.4	)pts

Year-to-Date Results	Successor	Predecessor
(In millions)	Period Jan. 28, 2008 through Sept. 30, 2008	Period Jan. 1, 2008 through Jan. 27, 2008	Combined Nine Months Ended Sept. 30, 2008	Predecessor Nine Months Ended Sept. 30, 2007	Percentage Increase/ (Decrease)
Casino revenues	$4,501.1	$498.2	$4,999.3	$5,370.9	(6.9)%
Total revenues	5,364.9	577.5	5,942.4	6,164.3	(3.6)%
Income/(loss) from operations	795.6	(43.2)	752.4	1,088.1	(30.9)%
(Loss)/income from continuing operations	(415.9)	(107.6)	(523.5)	330.6	N/M
Operating margin	14.8%	(7.5)%	12.7%	17.7%	(5.0	)pts

N/M=Not Meaningful

Revenues for the third quarter of 2008 were 5.9% lower than third quarter 2007 due primarily to turbulent economic conditions in the United States that have impacted customer visitation to our casinos. Also contributing to the 2008 decline were reduced spending by visitors to Las Vegas and the closures of our Gulf Coast casinos in advance of a hurricane. Third quarter income from continuing operations was further impacted by higher interest expense due to higher debt levels.

For the nine months ended September 30, 2008, revenues were 3.6% lower than in the prior year period, driven by declines in the Las Vegas market due to lower customer spend per trip and fewer hotel rooms available at Caesars Palace, the impact of a smoking ban in Illinois, heavy rains and flooding affecting visitor volumes at our properties in the Midwest and the temporary closure of Gulf Coast properties due to a hurricane. Income from continuing operations was also impacted by expense incurred in connection with the Merger, primarily related to the accelerated vesting of employee stock options, stock appreciation rights (“SARs”) and restricted stock, higher interest expense and losses on the early extinguishments of debt, partially offset by proceeds from the settlement of insurance claims related to hurricane damage in 2005.

The executive officers of HOC review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present our operations as one reportable segment. In order to provide more detail than would be possible on a consolidated basis, our properties have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Showboat Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall	Harrah’s Chester(1)	Grand Biloxi	Horseshoe Council Bluffs/
		Harrah’s Tunica(2)	Bluffs Run
Horseshoe Tunica
Sheraton Tunica

Illinois/Indiana	Other Nevada	Managed/International/Other
Horseshoe Southern Indiana(3)	Harrah’s Reno	Harrah’s Ak-Chin(4)
Harrah’s Joliet(1)	Harrah’s Lake Tahoe	Harrah’s Cherokee(4)
Harrah’s Metropolis	Harveys Lake Tahoe	Harrah’s Prairie Band (through 6/30/07)(4)
Horseshoe Hammond	Bill’s Lake Tahoe	Harrah’s Rincon(4)
Conrad Punta del Este(1)
Caesars Windsor(5)
London Clubs International(6)

(1)	Not wholly-owned by HOC.
(2)	Re-branded from Grand Casino Tunica in May 2008.
(3)	Re-branded from Caesars Indiana in July 2008.
(4)	Managed, not owned.
(5)	We have a 50 percent interest in Windsor Casino Limited, which manages this property. The province of Ontario owns the complex. The property was re-branded from Casino Windsor in June 2008.
(6)	Operates 11 casino clubs in the United Kingdom, 2 in Egypt and 1 in South Africa.

Included in income from operations for each grouping are project opening costs and write-downs, reserves and recoveries. Project opening costs include costs incurred in connection with the integration of acquired properties into Harrah’s Entertainment’s systems and technology and costs incurred in connection with expansion and renovation projects at various properties. Write-downs, reserves and recoveries include various pretax charges to record asset impairments, contingent liability reserves, project write-offs, demolition costs, recoveries of previously recorded charges and other non-routine transactions.

Las Vegas Results

Quarter Results	Successor	Predecessor	Percentage Increase/ (Decrease)
	Third Quarter Ended
(In millions)	Sept. 30, 2008	Sept. 30, 2007
Casino revenues	$189.7	$233.5	(18.8)%
Total revenues	355.1	402.1	(11.7)%
Income from operations	66.8	96.1	(30.5)%
Operating margin	18.8%	23.9%	(5.1	)pts

Year-to-Date Results	Successor	Predecessor
(In millions)	Period Jan. 28, 2008 through Sept. 30, 2008	Period Jan. 1, 2008 through Jan. 27, 2008	Combined Nine Months Ended Sept. 30, 2008	Predecessor Nine Months Ended Sept. 30, 2007	Percentage Increase/ (Decrease)
Casino revenues	$504.0	$67.7	$571.7	$657.5	(13.0)%
Total revenues	996.5	118.5	1,115.0	1,207.9	(7.7)%
Income from operations	207.1	29.7	236.8	306.8	(22.8)%
Operating margin	20.8%	25.1%	21.2%	25.4%	(4.2	)pts

The declines in revenues and income from operations in the third quarter 2008 reflect lower visitation and spend per trip as our customers reacted to high travel costs, volatility in the financial markets and other economic concerns and declines in the number of hotel rooms available at Caesars Palace due to re-modeling.

For the first nine months of 2008, lower revenues and income from operations were driven by lower spend per trip in the market and declines in the number of hotel rooms available at Caesars Palace due to re-modeling

An expansion and renovation of Caesars Palace Las Vegas is underway, which is expected to cost approximately $886 million and will include a 650-room hotel tower, including 75 luxury suites, additional meeting space, a remodeled and expanded pool area and other renovations and improvements. As of September 30, 2008, $239.0 million had been spent on this project. This expansion is scheduled for completion in phases in 2009. In addition, other renovation projects are underway at Caesars Palace that will update and enhance that property.

Atlantic City Results

Quarter Results	Successor	Predecessor	Percentage Increase/ (Decrease)
	Third Quarter Ended
(In millions)	Sept. 30, 2008	Sept. 30, 2007
Casino revenues	$484.0	$534.2	(9.4)%
Total revenues	495.1	529.6	(6.5)%
Income from operations	88.1	106.8	(17.5)%
Operating margin	17.8%	20.2%	(2.4	)pts

Year-to-Date Results	Successor	Predecessor
(In millions)	Period Jan. 28, 2008 through Sept. 30, 2008	Period Jan. 1, 2008 through Jan. 27, 2008	Combined Nine Months Ended Sept. 30, 2008	Predecessor Nine Months Ended Sept. 30, 2007	Percentage Increase/ (Decrease)
Casino revenues	$1,262.7	$128.7	$1,391.4	$1,472.6	(5.5)%
Total revenues	1,276.0	125.8	1,401.8	1,430.0	(2.0)%
Income from operations	184.5	8.0	192.5	222.1	(13.3)%
Operating margin	14.5%	6.4%	13.7%	15.5%	(1.8	)pts

Combined third quarter 2008 revenues and income from operations for the Atlantic City region were down from the third quarter of 2007, due to reduced visitor volume and higher costs for charter services, utilities and employee benefits.

For the nine months ended September 30, 2008, lower revenues in Atlantic City were partially offset by the inclusion of results Harrah’s Chester, which opened for simulcasting and live harness racing on September 10, 2006 and for slots play on January 22, 2007. Income from operations was 13.3% lower than in the prior year nine-month period due to higher operating costs, including utilities and employee benefits. The Atlantic City market continues to be affected by the opening of three slot competitor parlors in eastern Pennsylvania and one in Yonkers, New York, and smoking restrictions in Atlantic City.

Louisiana/Mississippi Results

Quarter Results	Successor	Predecessor	Percentage Increase/ (Decrease)
	Third Quarter Ended
(In millions)	Sept. 30, 2008	Sept. 30, 2007
Casino revenues	$344.3	$371.2	(7.2)%
Total revenues	368.2	391.6	(6.0)%
Income from operations	49.2	123.7	(60.2)%
Operating margin	13.4%	31.6%	(18.2	)pts

Year-to-Date Results	Successor	Predecessor
(In millions)	Period Jan. 28, 2008 through Sept. 30, 2008	Period Jan. 1, 2008 through Jan. 27, 2008	Combined Nine Months Ended Sept. 30, 2008	Predecessor Nine Months Ended Sept. 30, 2007	Percentage Increase/ (Decrease)
Casino revenues	$946.3	$99.0	$1,045.3	$1,115.4	(6.3)%
Total revenues	1,010.8	106.1	1,116.9	1,171.1	(4.6)%
Income from operations	327.9	10.1	338.0	292.9	15.4%
Operating margin	32.4%	9.5%	30.3%	25.0%	5.3	pts

N/M=Not Meaningful

Combined third quarter 2008 revenues from our properties in Louisiana and Mississippi were lower than in second quarter 2007, driven by hurricane-related evacuations and temporary closures of our two Gulf Coast properties and lower visitor volume at our Tunica properties. Income from operations declined from the prior year period primarily due to insurance proceeds of $61.1 in third quarter 2007 and lost revenues due to the temporary closures of the Gulf Coast properties in third quarter 2008.

Combined revenues for the nine months ended September 30, 2008, were 4.6% lower than in the nine month period last year due to declines in visitation to the Tunica market and disruptions during the renovation at the former Grand Casino Tunica. For the nine months ended September 30, 2008 and 2007, income from operations includes insurance proceeds of $185.4 million and $116.9 million, respectively, that are in excess of the net book value of the impacted assets and costs and expenses that were reimbursed under our business interruption claims. All proceeds from claims related to the 2005 hurricanes have now been received. Insurance proceeds are included in Write-downs, reserves and recoveries in our Consolidated Condensed Statements of Operations.

In May 2008, Grand Casino Resort in Tunica, Mississippi, was re-branded to Harrah’s Tunica. In connection with the re-branding, renovations to the property costing approximately $45 million were completed. In conjunction with the renovation and re-branding project, a strategic alliance with Food Network star, Paula Deen, was formed, and a new Paula Deen Buffet also opened in May 2008.

We have decided to slow down construction of Margaritaville Casino & Resort in Biloxi, Mississippi, as we refine the design of that project and explore all of our alternatives related to the project and its financing. We are adjusting our plan for development to better align with the economic environment, market conditions on the Gulf Coast and the current financing environment. We license the Margaritaville name from an entity affiliated with the singer/songwriter Jimmy Buffett. As of June 30, 2008, $159.8 million had been spent on this project.

Iowa/Missouri Results

Quarter Results	Successor	Predecessor	Percentage Increase/ (Decrease)
	Third Quarter Ended
(In millions)	Sept. 30, 2008	Sept. 30, 2007
Casino revenues	$184.9	$194.1	(4.7)%
Total revenues	198.0	206.8	(4.3)%
Income from operations	41.8	39.7	5.3%
Operating margin	21.1%	19.2%	1.9	pts

Year-to-Date Results	Successor	Predecessor
(In millions)	Period Jan. 28, 2008 through Sept. 30, 2008	Period Jan. 1, 2008 through Jan. 27, 2008	Combined Nine Months Ended Sept. 30, 2008	Predecessor Nine Months Ended Sept. 30, 2007	Percentage Increase/ (Decrease)
Casino revenues	$503.9	$52.5	$556.4	$578.1	(3.8)%
Total revenues	537.3	55.8	593.1	613.8	(3.4)%
Income from operations	112.8	7.7	120.5	110.0	9.5%
Operating margin	21.0%	13.8%	20.3%	17.9%	2.4	pts

Combined third quarter 2008 total revenues at our Iowa and Missouri properties were lower than in last year’s third quarter, driven primarily by Harrah’s St. Louis, where the opening of a new facility by a competitor impacted results. Income from operations was higher than in the prior year third quarter due to cost savings and efficiencies.

For the nine months ended September 30, 2008, combined revenues at our Iowa and Missouri properties were 3.4% lower than in the same period last year. Strong results in Iowa and North Kansas City partially offset the impact of the revenue decline in St. Louis due to increased competition.

Illinois/Indiana Results

Quarter Results	Successor	Predecessor	Percentage Increase/ (Decrease)
	Third Quarter Ended
(In millions)	Sept. 30, 2008	Sept. 30, 2007
Casino revenues	$299.9	$341.1	(12.1)%
Total revenues	301.9	328.5	(8.1)%
Income from operations	21.5	57.7	(62.7)%
Operating margin	7.1%	17.6%	(10.5	)pts

Year-to-Date Results	Successor	Predecessor
(In millions)	Period Jan. 28, 2008 through Sept. 30, 2008	Period Jan. 1, 2008 through Jan. 27, 2008	Combined Nine Months Ended Sept. 30, 2008	Predecessor Nine Months Ended Sept. 30, 2007	Percentage Increase/ (Decrease)
Casino revenues	$810.1	$86.9	$897.0	$1,012.6	(11.4)%
Total revenues	804.5	85.5	890.0	974.7	(8.7)%
Income from operations	91.3	8.7	100.0	158.9	(37.1)%
Operating margin	11.3%	10.2%	11.2%	16.3%	(5.1	)pts

Third quarter 2008 combined revenues and income from operations were boosted by the opening of the $510 million renovation and expansion at Horseshoe Hammond in August, which includes a two-level entertainment vessel including a 108,000-square-foot casino. The strong performance from Horseshoe Hammond helped offset reduced overall customer volumes and spend per trip in the region resulting primarily from the imposition of a smoking ban in Illinois.

Combined revenues and income from operations for the nine months ended September 30, 2008, were lower than in the same period last year due to heavy rains and flooding and the smoking ban in Illinois. Horseshoe Southern Indiana, formerly Caesars Indiana, was closed for four days in March 2008 due to flooding in the area.

In June 2008, the Illinois Supreme Court overturned an earlier ruling by a State court that had declared a 3% tax that was assessed on Harrah’s Joliet and three unrelated riverboats unconstitutional. Due to the uncertainty of the situation, we had continued to accrue and pay this tax while the matter was decided in the courts; therefore, this decision had no impact on the results of the operations of Harrah’s Joliet.

In July 2008, Caesars Indiana was re-branded to Horseshoe Southern Indiana. The re-branding and renovation project cost approximately $53.0 million.

Other Nevada Results

Quarter Results	Successor	Predecessor	Percentage Increase/ (Decrease)
	Third Quarter Ended
(In millions)	Sept. 30, 2008	Sept. 30, 2007
Casino revenues	$98.7	$101.6	(2.9)%
Total revenues	127.5	130.9	(2.6)%
Income from operations	27.4	25.0	9.6%
Operating margin	21.5%	19.1%	2.4	pts

Year-to-Date Results	Successor	Predecessor
(In millions)	Period Jan. 28, 2008 through Sept. 30, 2008	Period Jan. 1, 2008 through Jan. 27, 2008	Combined Nine Months Ended Sept. 30, 2008	Predecessor Nine Months Ended Sept. 30, 2007	Percentage Increase/ (Decrease)
Casino revenues	$232.6	$19.5	$252.1	$269.5	(6.5)%
Total revenues	299.8	26.8	326.6	347.2	(5.9)%
Income from operations	40.5	(1.9)	38.6	43.8	(11.9)%
Operating margin	13.5%	(7.1)%	11.8%	12.6%	(0.8	)pt

Third quarter 2008 revenues and income from operations from our Nevada properties outside of Las Vegas were lower than in third quarter 2007 due to lower customer spend per trip, the opening of an expansion at a competing property in Reno and higher costs aimed at attracting and retaining customers.

The same factors that drove declines in third quarter 2008 also drove lower revenues and income from operations for the nine months ended September 30, 2008.

Managed/International/Other

Quarter Results	Successor	Predecessor	Percentage Increase/ (Decrease)
	Third Quarter Ended
(In millions)	Sept. 30, 2008	Sept. 30, 2007
Revenues
Managed	$16.6	$20.6	(19.4)%
International	116.6	120.6	(3.3)%
Other	46.5	22.9	N/M

Total revenues	$179.7	$164.1	9.5%

Income/(loss) from operations
Managed	$7.5	$17.3	(56.6)%
International	(4.0)	(0.1)	N/M
Other	(17.3)	(3.2)	N/M

Total (loss)/income from operations	$(13.8)	$14.0	N/M

Year-to-Date Results	Successor	Predecessor
(In millions)	Period Jan. 28, 2008 through Sept. 30, 2008	Period Jan. 1, 2008 through Jan. 27, 2008	Combined Nine Months Ended Sept. 30, 2008	Predecessor Nine Months Ended Sept. 30, 2007	Percentage Increase/ (Decrease)
Revenues
Managed	$45.8	$5.0	$50.8	$64.6	(21.4)%
International	281.2	45.9	327.1	298.5	9.6%
Other	113.0	8.1	121.1	56.5	N/M

Total revenues	$440.0	$59.0	$499.0	$419.6	18.9%

Income/(loss) from operations
Managed	$18.3	$4.0	$22.3	$53.0	(57.9)%
International	(63.5)	0.5	(63.0)	10.0	N/M
Other	(8.7)	(10.6)	(19.3)	(32.2)	40.1%

Total (loss)/income from operations	$(53.9)	$(6.1)	$(60.0)	$30.8	N/M

N/M=Not Meaningful

Managed, international and other results include income from our managed properties, results of our international properties and certain marketing and administrative expenses, including development costs, and income from our non-consolidated subsidiaries. Favorable International revenues for third quarter and the nine months ended September 30, 2008, are due to inclusion of three new properties of London Clubs International Limited (“London Clubs”) that opened during 2007, partially offset by the impact of a new smoking ban enacted in mid-2007. Income from operations for London Clubs was further impacted by a lower table game hold percentage, higher gaming taxes imposed during 2007 and reserves for receivables due from a joint venture member that may not be collectible. As of September 30, 2008, London Clubs owns or manages eleven casinos in the United Kingdom, two in Egypt and one South Africa.

Our third quarter and nine-month 2008 results from managed properties were lower than in the 2007 periods due to the termination of our contract with the Prairie Band Potawatomi Nation on June 30, 2007, the impact of the economy on our managed properties and a change in the fee structure at one of our managed properties.

Other Factors Affecting Net Income

Quarter Results	Successor	Predecessor	Percentage Increase/ (Decrease)
	Third Quarter Ended
(In millions)	Sept. 30, 2008	Sept. 30, 2007
(Income)/expense
Corporate expense	$18.3	$27.9	(34.4)%
Merger and integrations costs	1.0	0.7	42.9%
Amortization of intangible assets	26.6	17.6	51.1%
Interest expense, net	434.5	216.1	N/M
(Gains)/losses on early extinguishments of debt	(7.4)	2.0	N/M
Other income	(4.0)	(5.3)	(24.5)%
Effective tax rate (benefit)/provision	(30.2)%	37.4%	N/M
Minority interests	$5.7	$4.6	23.9%

Year-to-Date Results	Successor	Predecessor
(In millions)	Period Jan. 28, 2008 through Sept. 30, 2008	Period Jan. 1, 2008 through Jan. 27, 2008	Combined Nine Months Ended Sept. 30, 2008	Predecessor Nine Months Ended Sept. 30, 2007	Percentage Increase/ (Decrease)
(Income)/expense
Corporate expense	$88.5	$(26.2)	$62.3	$68.9	(9.6)%
Merger and integration costs	23.1	125.6	148.7	8.3	N/M
Amortization of intangible assets	79.4	5.5	84.9	53.1	59.9%
Interest expense, net	1,208.2	89.7	1,297.9	578.4	N/M
Losses on early extinguishments of debt	203.9	—	203.9	2.0	N/M
Other income	(15.5)	(5.1)	(20.6)	(30.6)	(32.7)%
Effective tax rate (benefit)/provision	(31.1)%	(16.9)%	(28.6)%	36.3%	N/M
Minority interests	$1.6	$1.4	$3.0	$12.4	(75.8)%

N/M= Not Meaningful

Corporate expense was lower in the third quarter and first nine months of 2008 due to the continued realization of cost savings and efficiencies identified in an on-going project that began in September 2006.

2008 merger and integration costs include costs incurred in connection with the Merger, including the expense related to the accelerated vesting of employee stock options, SARs and restricted stock.

Amortization of intangible assets was higher in the third quarter and first nine months of 2008 due to higher estimated amortization of intangible assets identified in the preliminary purchase price allocation in connection with the Merger. We perform an annual assessment of intangible assets for impairment during the fourth quarter of each year. Our annual budget and forecasting process is also completed in the fourth quarter and provides key inputs into the impairment analysis. Interim testing is performed if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. An example of an event is a significant adverse change in the business climate, which we believe has occurred during the third quarter. However, the purchase price allocation related to the Merger has not yet been completed. Given that the asset values are not yet finalized and that other key inputs that support the impairment analysis are not yet available, it was not reasonably possible to develop an estimate of any potential impairment in the third quarter. The allocation of the purchase price related to the Merger and the annual impairment analysis will be completed during fourth quarter. We believe there is a reasonable possibility that the completion of these activities will result in a non-cash, impairment charge in the fourth quarter. The amount of the charge, however, cannot be reasonably estimated until the analysis is completed.

Interest expense increased in the third quarter and first nine months of 2008 from the same periods in 2007 primarily due to increased borrowings in connection with the Merger. Also included in interest expense in the quarter and nine months ended September 30, 2008, is a credit of $13.9 million and a charge of $54.6 million, respectively, representing the changes in the fair values of our interest rate swap agreements. In the quarter and nine months ended September 30, 2007, losses of $25.2 million and $10.8 million, respectively, were recorded for the change in the fair value of the swap agreements. A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt, excluding $6.5 billion of variable-rate debt for which we have entered into interest rate swap agreements, for the next twelve months, a hypothetical 1% change in corresponding interest rates would change interest expense for the next twelve months by approximately

$14.4 million, or $3.6 million per quarter. At September 30, 2008, our variable-rate debt, excluding $6.5 billion of variable-rate debt for which we have entered into interest rate swap agreements, represents approximately 8.1% of our total debt, while our fixed-rate debt is approximately 91.9% of our total debt.

Third quarter 2008 gains on early extinguishments of debt represent discounts related to the purchase of certain of our debt in the open market. Losses on the early retirement of debt in 2008 and 2007 represent the write-offs of market value premiums and unamortized deferred financing costs and premiums paid related to debt retired.

Other income includes lower interest income on the cash surrender value of life insurance policies in 2008. Other income in the nine months ended September 30, 2007, included a gain on the sale of corporate assets.

For the quarter and nine months ended September 30, 2008, tax benefits were generated by operating losses caused by higher interest expense, partially offset by non-deductible merger costs, international income taxes and state income taxes. For the quarter and nine months ended September 30, 2007, the effective tax provision rate is higher than the federal statutory rate due primarily to state income taxes.

Minority interests reflect minority owners’ shares of income from our majority owned subsidiaries.

COST SAVINGS INITIATIVES

In light of the severe economic downturn and adverse conditions in the travel and leisure industry generally, Harrah’s Entertainment has undertaken a comprehensive cost reduction study that began in August 2008 examining all areas of our business, including organizational restructurings at our corporate and property operations, reduction of travel and entertainment expenses, an examination of our corporate wide marketing expenses, and headcount reductions at property operations. To date, Harrah’s Entertainment has identified $398.1 million in estimated cost savings from these initiatives, of which approximately $2.6 million had been realized as of September 30, 2008. In accordance with our shared services agreement with Harrah’s Operating Company, Inc., $292.3 million of these estimated cost savings and $1.9 million of the realized costs savings have been allocated to Harrah’s Operating Company, Inc. Harrah’s Entertainment expects to implement most of the program directives and achieve $398.1 million in annual savings (of which $292.3 million will be allocated to Harrah’s Operating Company, Inc.), on a run-rate basis, by the third quarter of 2009.

CAPITAL SPENDING AND DEVELOPMENT

In addition to the development and expansion projects discussed in the OPERATING RESULTS AND DEVELOPMENT PLANS section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects pursued is expected to be made available from operating cash flows, established debt programs (see DEBT AND LIQUIDITY), joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for the first nine months of 2008 totaled approximately $957.2 million. Estimated total capital expenditures for 2008 are expected to be between $1.15 billion and $1.30 billion.

DEBT AND LIQUIDITY

We generate substantial cash flows from operating activities, as reflected on the Consolidated Condensed Statements of Cash Flows. These cash flows reflect the impact on our consolidated operations of the success of our marketing programs, our strategic acquisitions and on-going cost containment focus. For the first nine months of 2008 and 2007, we reported cash flows from operating activities of $502.4 million and $737.9 million, respectively.

We use the cash flows generated by the Company to fund reinvestment in existing properties for both refurbishment and expansion projects, pursue additional growth opportunities via strategic acquisitions of existing companies or properties and new development opportunities and to fund debt services. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities.

Our cash and cash equivalents, including funds borrowed during the quarter under our credit facilitites (see Credit Agreement below), totaled approximately $782.9 million at September 30, 2008, compared to $459.2 million at September 30, 2007.

We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein, will be sufficient to meet our normal operating requirements during the next twelve months and to fund additional investments. In addition, we may consider issuing additional debt in the future to fund potential acquisitions or growth or to refinance existing debt. We continue to review additional opportunities to acquire or invest in companies, properties and other investments that meet our strategic and return on investment criteria. If a material acquisition or investment is completed, our operating results and financial condition could change significantly in future periods. In connection with the Merger, we incurred substantial additional debt, which significantly changed our financial position.

Long-term debt consisted of the following:

(In millions)	Successor At September 30, 2008	Predecessor At December 31, 2007
Credit facilities
Term loans, 5.8% at September 30, 2008, maturities to 2015	$7,213.8	$—
6.5%-7.0%, maturities to 2014	250.0	—
4.05%-6.25%, maturities to 2011	—	5,768.1
Subsidiary guaranteed debt
10.75% Senior Notes due 2016, including senior interim loans of $342.6, 9.25% at September 30, 2008	5,275.0	—
10.75%/11.5% Senior PIK Toggle Notes due 2018, including senior interim loans of $97.4, 10.0% at September 30, 2008	1,500.0	—
Unsecured Senior Notes
7.5%, maturity 2009	5.1	136.2
7.5%, maturity 2009	0.9	442.4
5.5%, maturity 2010	658.3	747.1
8.0%, maturity 2011	64.5	71.7
5.375%, maturity 2013	354.9	497.7
7.0%, maturity 2013	0.7	324.4
5.625%, maturity 2015	661.1	996.3
6.5%, maturity 2016	498.1	744.3
5.75%, maturity 2017	454.0	745.8
Floating Rate Contingent Convertible Senior Notes, maturity 2024	0.2	370.6
Floating Rate Notes, maturity 2008	—	250.0
Unsecured Senior Subordinated Notes
8.875%, maturity 2008	—	409.6
7.875%, maturity 2010	345.4	394.9
8.125%, maturity 2011	297.2	380.3
Other Secured Borrowings
S. Africa, prime less 1.5%, maturity 2009	7.6	10.5
6.0%, maturity 2010	25.0	25.0
4.25%–10.125%, maturities to 2037 at September 30, 2008	2.4	4.4
7.1%, maturity 2028	—	87.7
Other Unsecured Borrowings
LIBOR plus 4.5%, maturity 2010	23.5	29.1
5.3% special improvement district bonds, maturity 2037	69.7	—
Other, various maturities	1.3	1.6
Capitalized Lease Obligations
5.75%–10.0%, maturities to 2011	5.1	2.7

	17,713.8	12,440.4
Current portion of long-term debt	(83.8)	(10.8)

	$17,630.0	$12,429.6

In connection with the Merger, $7.7 billion, face amount, of our debt was retired, $4.6 billion, face amount, of our debt was retained and $20.5 billion, face amount, of new debt was issued, resulting in a very different debt structure for the Successor company. The discussion that follows is intended to update the information provided in our 2007 Annual Report on Form 10-K.

At September 30, 2008, $5.1 million, face amount, of our 7.5% Senior Subordinated Notes due January 15, 2009 and $0.8 million, face amount, of our 7.5% Senior Notes due September 15, 2009, are classified as long-term in our Consolidated Condensed Balance Sheet because the Company has both the intent and the ability to refinance these notes. The majority of our debt is due after 2010. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

In August 2008, Harrah’s Entertainment and HOC entered into an agreement whereby Harrah’s Entertainment will establish a revolving credit facility in favor of HOC pursuant to which Harrah’s Entertainment will make one or more unsecured loans to HOC in a maximum principal amount not to exceed $200 million outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to BRITISH BANKERS ASSOCIATION LIBOR, as defined in the HOC Credit Agreement, plus 3%. Interest is payable annually in arrears or, at HOC’s election such interest may be added to the loan balance owed to Harrah’s Entertainment. At September 30, 2008, the entire $200 million was outstanding under this agreement.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. In August 2008, our Board of Directors authorized the Company to spend up to $80 million to retire our outstanding debt. These repurchases will be funded through available cash from operations and borrowing from our established debt programs. Such repurchases are dependent on prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors. As of September 30, 2008, $32.3 million face amount of our 5.5% Senior Notes due 2010, $12.1 million face amount of our 7.875% Senior Subordinated Notes due 2010 and $21.7 million of our 8.125% of our Senior Subordinated Notes due 2011 were retired for a total of $53.3 million. Gains totaling $7.4 million, representing discounts associated with the early retirement of debt, were recorded and are included in Income from continuing operations in our Consolidated Condensed Statements of Income for the period ended September 30, 2008.

In July 2008, HOC made the permitted election under the Indenture governing its 10.75%/11.5% Senior Toggle Notes due 2018 and the Senior Unsecured Interim Loan Agreement dated January 28, 2008, to pay all interest due on January 28, and February 1, 2009, for the loan in kind. The Company intends to use the cash savings generated by this election for general corporate purposes.

Credit Agreement

As of September 30, 2008, our senior secured credit facilities (the “Credit Facilities”) provide for senior secured financing of up to $9.214 billion, consisting of (i) senior secured term loan facilities in an aggregate principal amount of up to $7.214 billion maturing on January 28, 2015 and (ii) a senior secured revolving credit facility in an aggregate principal amount of $2.0 billion, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. Interest on the Credit Agreement is based on our debt ratings and leverage ratio and is subject to change. In addition, we may request one or more incremental term loan facilities and/or increase commitments under our revolving facility in an aggregate amount of up to $1.75 billion, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders. As of September 30, 2008, $7.46 billion in borrowings was outstanding under the Credit Facilities with an additional $0.2 billion committed to back letters of credit. Our total borrowings outstanding at September 30, 2008, include $250 million that we borrowed on September 19, 2008, to provide us with greater financial flexibility in light of the turmoil in the financial markets. After consideration of these borrowings and letters of credit, $1.6 billion of additional borrowing capacity was available to the Company under the Credit Facilities as of September 30, 2008. As of the date of this filing, we have drawn an additional $250 million of the available borrowing capacity to further preserve our financial flexibility.

Borrowings under the Credit Facilities bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unused commitments under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of September 30, 2008, the Credit Facilities bore interest based upon 300 basis points over LIBOR for the term loans, 200 basis points over the alternate base rate for the revolver loan and 150 basis points over LIBOR for the swingline loan and bore a commitment fee for unborrowed amounts of 50 basis points.

The Credit Facilities require scheduled quarterly payments on the term loans in amounts equal to 0.25% of the original principal amount of the term loans for six years and three quarters, with the balance paid at maturity.

Derivative Instruments

We account for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and all amendments thereto. SFAS No. 133 requires that all derivative instruments be recognized in the financial statements at fair value. Any changes in fair value are recorded in the statements of operations or in other comprehensive income/(loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on market prices obtained from dealer quotes. Such quotes represent the estimated amounts we would receive or pay to terminate the contracts.

Our derivative instruments contain a credit risk that the counterparties may be unable to meet the terms of the agreements. We minimize that risk by evaluating the creditworthiness of our counterparties, which are limited to major banks and financial institutions, and we do not anticipate nonperformance by the counterparties.

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of September 30, 2008, we have ten interest rate swap agreements for notional amounts totaling $6.5 billion. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements are as follows.

Effective Date	Notional Amount	Fixed Rate Paid	Variable Rate Received as of September 30, 2008	Next Reset Date	Maturity Date
	(In millions)
April 25, 2007	$200	4.898%	2.800%	October 27, 2008	April 25, 2011
April 25, 2007	200	4.896%	2.800%	October 27, 2008	April 25, 2011
April 25, 2007	200	4.925%	2.800%	October 27, 2008	April 25, 2011
April 25, 2007	200	4.917%	2.800%	October 27, 2008	April 25, 2011
April 25, 2007	200	4.907%	2.800%	October 27, 2008	April 25, 2011
September 26, 2007	250	4.809%	2.800%	October 27, 2008	April 25, 2011
September 26, 2007	250	4.775%	2.800%	October 27, 2008	April 25, 2011
April 25, 2008	1,000	4.172%	2.800%	October 27, 2008	April 25, 2012
April 25, 2008	2,000	4.276%	2.800%	October 27, 2008	April 25, 2013
April 25, 2008	2,000	4.263%	2.800%	October 27, 2008	April 25, 2013

Until February 15, 2008, none of our interest rate swap agreements were designated as hedging instruments; therefore, gains or losses resulting from changes in the fair value of the swaps were recognized in earnings in the period of the change. On February 15, 2008, eight of our interest rate swap agreements for notional amounts totaling $3.5 billion were designated as hedging instruments, and on April 1, 2008, the remaining swap agreements were designated as hedging instruments. Upon designation as hedging instruments, only any measured ineffectiveness is recognized in earnings in the period of change. In the quarter and nine months ended September 30, 2008, a credit of $13.9 million and a net charge of $54.6 million, respectively, representing the changes in the fair values of our swap agreements are included in Interest expense in our 2008 Consolidated Condensed Statement of Operations, compared with $25.2 million and $10.8 million, respectively, for the quarter and nine months ended September 30, 2007.

Guarantees of Third-Party Debt and Other Obligations and Commitments

The tables below summarize HOC’s contractual obligations and other commitments as of September 30, 2008.

Contractual Obligations(a) (In millions)	Total
Debt, including capital lease obligations	$18,861.0
Estimated interest payments(b)	10,507.0
Operating lease obligations	1,954.2
Purchase order obligations	34.3
Guaranteed payments to State of Louisiana	149.9
Construction commitments	783.9
Community reinvestment	124.9
Entertainment obligations	133.3
Other contractual obligations	297.9

(a)

In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.

(b)	Estimated interest for variable rate debt is based on rates in effect at September 30, 2008.

Other Commitments (In millions)	Total
Guarantees of loans	$—
Letters of credit	179.4
Minimum payments to tribes	45.0

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments, pursuant to these contracts for the four managed Indian-owned facilities now open, which extend for periods of up to 62 months from September 30, 2008, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Certain covenants contained in the credit agreement governing our new senior secured credit facilities, the indenture and other agreements governing our new 10.75% Senior Notes due 2016, 10.75% Senior Toggle Notes due 2018 and senior interim loans (i) require the maintenance of a senior secured debt to Adjusted EBITDA ratio and (ii) restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to Adjusted EBITDA and consolidated debt to Adjusted EBITDA ratios. The most restrictive of these covenants, the covenants that restrict additional indebtedness and the ability to make future acquisitions, require an Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0: 1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

EBITDA is defined as income from continuing operations plus interest, income taxes, depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to income from continuing operations as a measure of operating performance or to cash flows from operations as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our presentation of EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under the indenture and other agreements governing the senior notes, senior toggle notes and senior interim loans and/or our new senior credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table reconciles (Loss)/Income from continuing operations and Adjusted EBITDA of HOC for the twelve months ended June 30, 2008, and takes into consideration the CMBS Transactions and the London Clubs Transfer as if they had occurred at the beginning of the period.

(In millions)	Successor January 28, 2008 Through September 30, 2008	Predecessor January 1, 2008 Through January 27, 2008	Combined January 1, 2008 Through September 30, 2008	Predecessor September 30, 2007	Predecessor December 31, 2007	Last Twelve Months
(Loss)/income from continuing operations	$(415.9)	$(107.6)	$(523.5)	$330.6	$166.8	$(687.3)
Interest expense, net	1,193.2	85.7	1,278.9	570.1	787.5	1,496.3
(Benefit)/provision for income taxes	(186.7)	(21.6)	(208.3)	195.3	152.6	(251.0)
Depreciation and amortization	431.7	56.7	488.4	535.1	729.4	682.7

EBITDA	1,022.3	13.2	1,035.5	1,631.1	1,836.3	1,240.7

Project opening costs, abandoned projects and development costs (a)	27.1	0.9	28.0	22.3	26.8	32.5
Merger and integration costs (b)	23.1	125.6	148.7	5.8	9.4	152.3
Losses on early extinguishments of debt (c)	203.9	—	203.9	2.0	2.0	203.9
Minority interests, net of distributions (d)	(3.9)	0.8	(3.1)	5.3	(3.7)	(12.1)
Impairment of goodwill, intangible assets and investment securities (e)	—	—	—	—	155.9	155.9
Non-cash expense for stock compensation benefits (f)	9.2	1.7	10.9	28.1	38.2	21.0
Income from insurance claims for hurricane losses (g)	(185.5)	—	(185.5)	(116.9)	(130.3)	(198.9)
Other non-recurring or non-cash items (h)	83.7	0.8	84.5	23.9	55.6	116.2
Pro forma adjustment for acquired, new or disposed properties (i)	—	—	—	3.8	3.3	(0.5)
Pro forma adjustment for yet-to-be realized cost savings (j)						321.3

Adjusted EBITDA						$2,032.3

(a)	Represents (i) project opening costs incurred in connection with the integration of acquired properties and with expansion and renovation projects at various properties, (ii) write-off of abandoned development projects and (iii) non-recurring strategic planning and restructuring costs.
(b)	Represents costs in connection with the Acquisition, including review of certain strategic matters by the special committee established by Harrah’s Entertainment’s Board of Directors.
(c)	Represents premiums paid and the write-off of historical unamortized deferred financing costs.
(d)	Represents minority owners’ share of income from our majority-owned subsidiaries, net of cash distributions to minority owners.
(e)	Represents impairment of intangible assets related to London Clubs and Caesars Indiana and impairment of investment securities.
(f)	Represents non-cash compensation expense related to stock options, SARS and restricted stock.
(g)	Represents non-recurring insurance recoveries related to Hurricanes Katrina and Rita.
(h)	Represents the elimination of other non-recurring and non-cash items such as litigation awards and settlements, severance and relocation costs, excess gaming taxes, gains and losses from disposal of assets, equity in non-consolidated subsidiaries (net of distributions) and one-time costs relating to new state gaming legislation.
(i)	Represents the full year/period estimated impact of acquired, new and disposed properties.
(j)	Represents the annualized additional cost savings expected to be realized from our profitability improvement programs.